Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, May 11, 2022

Ms.

Solange Berstein Jáuregui

President

Comisión para el Mercado Financiero

Av. Libertador Bernardo O'Higgins 1449

Santiago

Ref.: Communicates MATERIAL FACT

Dear Madam:

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

1.	As a result of the mediation process currently outgoing in the context of the plan of reorganization and financing (the “Plan of Reorganization” or the “Plan”) proposed by LATAM and certain of its direct and indirect subsidiaries (collectively with LATAM, the “Debtors”) in their reorganization proceeding in the United States of America (the “Chapter 11 Proceeding”) before the Bankruptcy Court of the Southern District of New York (the “Bankruptcy Court”) under the rules set forth in Chapter 11 of Title 11 of the United States Code, (i) the Debtors; (ii) the group of LATAM’s unsecured creditors represented by Evercore (the “Commitment Creditors”), Delta Air Lines, Inc, Qatar Airways Investment (UK) Ltd., the Cueto group (collectively, the “Backstop Shareholders”, and jointly with the Commitment Creditors, the “Backstop Parties”); (iii) the Eblen group; (iv) Banco del Estado de Chile (“Banco Estado”) as trustee for the Chilean notes issued by LATAM; (v) certain holders of such Chilean bonds (the “Supporting Chilean Bondholders”); and (vi) the Unsecured Creditors’ Committee (the “UCC”) of the Chapter 11 Proceeding, reached a settlement resolving (y) the objections to the Plan and challenges to existing orders of the Bankruptcy Court, filed by Banco Estado; and (z) objections to the Plan and other bankruptcy related actions, filed by the UCC.

2.	This settlement further paves the path towards the Plan’s confirmation hearing scheduled for May 17 and May 18, and adds support to the Company’s consensual Plan further paving the path for a successful emergence. At the same time, it allows the holders of Chilean notes to increase their recovery under the Plan and to provide financing commitments under the backstop commitment agreements entered into by the Debtors and the Commitment Creditors (the “Commitment Creditors Backstop Agreement”) in support of the Plan of Reorganization.

3.	The key terms of this settlement are the following:

a.	The treatment afforded to general unsecured creditors under class 5 of the Plan is amended. Under the original Plan, general unsecured creditors in this class could opt between participating in the New Convertible Notes Class A or the New Convertible Notes Class C depending on whether or not they elected to contribute new funds. General Unsecured Creditors that opted for New Convertible Notes Class A would receive such notes in settlement of their allowed unsecured claims, and those that chose the New Convertible Notes Class C would receive such notes in exchange of a combination of a settlement of their allowed general unsecured claims, and a new money contribution at a ratio of approximately US$0.921692 of new money for each US$1 of claims. Under the settlement, such ratio is amended to approximately US$0.899774 of new money for each US$1 of claims.

b.	According to the settlement, general unsecured creditors in class 5 that elect to receive New Convertible Notes Class A or New Convertible Notes Class C will now also be entitled to receive a one-time cash distribution (the “Additional Cash Distribution”) equal to (1) approximately US$212 million; or (2) to the extent the EBITDAR of the business plan of the Company for the period between January 1, 2022 and the date that is 15 days prior to the exit from the Chapter 11 Proceeding, is surpassed by more than US$100 million by the actual EBITDAR of LATAM for the same period, approximately (y) US$250 million plus, (z) 75% of excess over US$250 million of difference between the actual EBITDAR of LATAM over the EBITDAR under the business plan of the Company, if applicable. The Additional Cash Distribution shall be reduced by certain fees payable to the Backstop Parties under their respective backstop commitment agreements (including the Extension Payment, as defined herein), and by settlements payable in cash by the Company with the support of the Commitment Creditors within the context of the Chapter 11 Proceeding.

c.	The Additional Cash Distribution will be distributed between the general unsecured creditors that opt to receive New Convertible Notes Class A and New Convertible Notes Class C; provided, however, that general unsecured creditors that participate exclusively in the New Convertible Notes Class A will be entitled to receive a cash payment equal to no less than 4.875% of the value of their claims, and those that participate both in the New Convertible Notes Class A and the New Convertible Notes Class C and are not Commitment Creditors, will be entitled to receive half of that payment for the proportion of their claims that participate in the New Convertible Notes Class A. To the extent the Additional Cash Distribution determined as provided in the preceding paragraph is lower than such amount, any shortfall shall be covered by the Commitment Creditors (i) from Additional Cash Distributions received in connection with their participation in the New Convertible Notes Class C; and, if necessary (ii) from the fees paid to them under the Commitment Creditors Backstop Agreement.

d.	The Plan now contemplates the issuance of new Chilean notes denominated in Unidades de Fomento, in an amount equivalent up to US$180 million, which will be provided in settlement of claims of general unsecured creditors in class 5 that elect to receive such notes in lieu of the New Convertible Notes Class A and New Convertible Notes Class C and the aforementioned Additional Cash Distribution; provided, however, that the Backstop Parties will not be allowed to elect to receive such notes. These new Chilean notes will accrue a 2% interest per annum, and will mature on December 31, 2042.

e.	The Supporting Chilean Bondholders, representing in the aggregate approximately US$135 million, joined the Restructuring Support Agreement (the “RSA”) executed in furtherance of the Plan, and agreed to provide backstop commitments under the Commitment Creditors Backstop Agreement for up to approximately US$86 million. Accordingly, they have agreed to backstop the subscription of a portion of the new common stock and the New Convertible Notes Class C to be issued under the Plan, up to the aforementioned amount of US$86 million, in exchange of a 20% payment calculated over such amount.

f.	Subject to the satisfaction of certain conditions, the Backstop Parties have granted to LATAM the option to extend the outside date under their respective backstop commitment agreements from October 30, 2022 until November 30, 2022 in exchange of a 1.34846% payment calculated over their respective backstopped amounts (the “Extension Payment”), payable soley to the extent the Company exercises this option. Notwithstanding the foregoing, currently the Company is not contemplating to exercise this option and is expecting to successfully close its restructuring by the end of October of the current year.

g.	Banco Estado and the UCC will withdraw all pending objections to the Plan and withdraw all challenges to existing orders of the Bankruptcy Court. The UCC will also discontinue pursuing other bankruptcy related actions in the Chapter 11 Proceeding. Also, Banco Estado, the Supporting Chilean Bondholders and the UCC agreed to support the confirmation and implementation of the Plan.

4.	In order to implement the agreements reached as part of the settlement, several amendments have been introduced to the Plan, the RSA, the backstop commitment agreements entered into with the Backstop Parties, and have been submitted to the Bankruptcy Court. Further, Banco Estado, and the Supporting Chilean Bondholders have executed joinders to the RSA and the Commitment Creditors Backstop Agreement.

The Company will keep its shareholders, creditors and the market informed on the progress of the Chapter 11 Proceeding.

Sincerely yours,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A.